  EXHIBIT 15

June 28, 2017

VIA EDGAR

Securities Exchange Commission

Division of Corporation Finance

Mail Stop 3233

Washington, DC 20549

Re:	Tulsa Real Estate Fund, LLC
Draft Offering Statement on Form 1-A Submitted May 2, 2017 CIK No. 0001704303

Dear Mr. Kluck:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are a real estate limited liability company and that you have not yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a blind-pool offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, of Part II of Form 1- A, and CF Disclosure Guidance Topic No. 6.

We believe we have provided the information required by Industry Guide 5 with the exception of a Prior Performance Table (Item 8. Of Industry Guide 5). Although members of the Manager are experienced in real estate investing, they have not conducted similar programs to the one herein contemplated and thus, could not make the disclosure required by Item 8, Industry Guide 5.

Tom Kluck

Securities Exchange Commission

June 28, 2017

2. We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

The Company qualifies for an exemption under Rule 102 of Regulation M as it meets the following conditions:

•	There is no trading market for the Company’s Limited Partnership Interests. It is highly unlikely one would ever develop.
•	If a secondary market developed, the Company would terminate its redemption program.
•	The Company’s redemption program calls for a penalty to the redeeming party if it is within a particular timeframe. Further, the Company’s tendered redemption would never exceed the actual value of the Capital Account Balance of a Limited Partner.
•	The terms of the redemption program are fully disclosed in our prospectus.
•	The Company shall comply with Regulation M.

3. We note that your redemption plan does not appear to be consistent with relief granted by the Division of Corporation Finance in prior no action letters. Please see T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). For example, we note that the aggregate amount of capital that the company will return to Members each calendar year is 12.5% of the total outstanding capital. Please revise so that it is consistent with the relief previously granted. To the extent you have questions, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

The wording of the redemption has been reworded to be consistent with relief previously granted. For example, it is intended that only 12.5% of the value of the Company’s assets shall be allowed to be redeemed per year. Please know that the Company has considered the impact of the tender offer rules, including Rule 13e-4 and Regulation 14E, on the Company’s unit repurchase program. Please note that, consistent with the relief granted by the Commission in the letters mention above and in the letter to Wells Real Estate Investment Trust II, Inc. (Available June 26, 2007) (i) the units will not be listed on an exchange or otherwise and the Company does not anticipate that any trading market will develop in the units, (ii) the Company will not solicit repurchases under the Plan, (ii) during the offering period units will be repurchased at a fixed discount from the price at which units were initially purchased (below the public offering price), and the share repurchase program will not be available while any secondary offering is ongoing, (iii) repurchases will be available only quarterly, (iv) units representing only 12.5% of the value of the assets at the beginning of any year will be available for repurchase, and (v) the terms of the repurchase program are fully disclosed in the prospectus. Accordingly, the Company’s program is consistent with the relief granted in the letters you reference and in more recent letters. The Company nevertheless acknowledges its responsibility for compliance with the tender offer rules and that any further comment or failure to comment by the Commission on the Company’s conclusions will not represent the Commission’s concurrence with such analysis.

Tom Kluck

Securities Exchange Commission

June 28, 2017

Cover Page of Offering Statement

4. We note your disclosure on the cover page of the offering circular that the Class A Interests shall bear a cumulative preferred return of eight percent on invested capital. Since you currently do not have assets or an operating history, please remove the disclosure regarding your 8.0% preferred return from the forepart of your offering circular. Please see Disclosure Guidance Topic No. 6.

This has been removed.

5. The cover page disclosure provides that, “Potential investors may start funding their investment account with as little as $50, but their funds will not be invested and they will not become a member until their individual account has a minimum balance of $500.” Elsewhere in the offering circular, please describe in detail how this process works.

Subscribers may start funding their investment account with as little as $50, but their funds will not be invested and they will not become a Member until their individual account has a minimum balance of $500. We do intend to place the funds into a segregated account up to $100,000 that will be in the Company’s name. Subscribers may place as little as $50 into the Company’s segregated account. Such Subscriber funds shall remain in the Company’s segregated account until such time the balance reaches a minimum of $500. At any time prior to reaching the minimum of $500, a Subscriber may ask for a return of funds. Subscription funds may remain in the Company’s segregated account for up to 180 days from the first date of deposit.

We also added this to the section entitled “Plan of Distribution”

Use of Proceeds, page 20

6. We note your disclosure that if you raise the minimum, your offering expenses are $0. However, we note that your management has received interests for the offering expenses. Further, we note your disclosure on page 40 that your manager will be reimbursed for expenses incurred on behalf of the company. If true, please clarify that your manager will be reimbursed and will still receive interests.

Tom Kluck

Securities Exchange Commission

June 28, 2017

We made multiple changes through out the document to accurately describe the intent of the Manager and the Company in the regard to reimbursements to the Manager for Offering Expenses. To this end, we have updated footnote 1 to the Use of Proceeds to read as follows:

(1)

These costs assume the costs related with completing this Form 1-A as well as those costs related to the services of a transfer agent, listing fees, our interim financial statements, and our legal costs ($60,000). It is expected that the Company will reimburse these expenses to the Manager without interest. The Manager has received the Management Interests in the Company in exchange for its services. The Company will only reimburse the Manager once it is has raised more than $250,000.

7. Please revise the table to separately disclose your asset management fee and your acquisition fee or advise us why such revision is not necessary. Additionally, please revise your table on page 41 as applicable to disclose your anticipated acquisition fees, as disclosed in footnote 5.

We have made the following disclosure:

	Minimum	25%	50%	75%	100%
Interests Sold	2,000	250,000	500,000	750,000	1,000,000
Gross Proceeds	$100,000	$12,500,000	$25,000,000	$37,500,000	$50,000,000
Offering Expenses[1]	$0	$60,000	$60,000	$60,000	$60,000
Selling Commissions & Fees[2]	$0	$0	$0	$0	$0
Net Proceeds	$100,000	$12,440,000	$24,940,000	$37,440,000	$49,940,000
Asset Management Fee[3]	$0	$0	$0	$0	$0
Acquisition Fee[4]	$850	$110,740	$222,200	$335,000	$450,000
Acquisitions[5]	$85,000	$11,074,000	$22,220,000	$33,500,000	$45,000,000
Related Acquisition Costs[6]	$4,675	$609,070	$1,222,100	$1,842,500	$2,475,000
Working Capital[7]	$0	$621,190	$1,225,700	$1,662,500	$1,865,000
Legal and Accounting[8]	$0	$25,000	$50,000	$100,000	$150,000
Total Use of Proceeds	$90,525	$12,500,000	$25,000,000	$37,500,000	$50,000,000

_________________

(1)

These costs assume the costs related with completing this Form 1-A as well as those costs related to the services of a transfer agent, listing fees, our interim financial statements, and our legal costs ($60,000). It is expected that the Company will reimburse these expenses to the Manager without interest. The Manager has received the Management Interests in the Company in exchange for its services. The Company will only reimburse the Manager once it is has raised more than $250,000.

Tom Kluck

Securities Exchange Commission

June 28, 2017

(2)

The Company does not intend on paying selling commissions or fees. In the event that the Company enters into an agreement with a licensed broker dealer, this Offering and Use of Proceeds table will be amended accordingly.

(3)

The Manager may receive a 5.0% annualized asset management fee paid monthly to the Manager for its services related to asset management. The Manager may receive between an estimated $416 per month as an Asset Management at the Minimum Amount or as much as $187,500 per month at the Maximum Amount. These amounts, however, are not calculated in the Use of Proceeds table because although they are calculated against the amount of capital invested in properties, it is expected that the Asset Management fee will actually be derived from the revenues of the properties purchased by the Company.

(4)	The Manager may be paid up to 1% of the acquisition price of a property as an Acquisition Fee. The Manager may receive between $850 and $450,000 for this fee.

(5)	We plan to purchase multifamily properties, single family residences and commercial property with the proceeds from this Offering.

(6)

We believe acquisition related and closing costs could be between 3% and 8% of the value of the acquisition, with an average of 5.5%. These costs could include travel to states in which we purchase multifamily properties, single family residences, and commercial properties, research costs, closing costs, and other costs. Our ability to quantify any of the expenses is difficult as they will all depend on size of deal, price, due diligence performed (such as appraisal, environmental, property condition reports), legal and accounting, etc. We expect the related acquisition costs to be correlated with the price of the property.

(7)	Costs associated with our web development, marketing and working capital for the next 12 months.

(8)	Costs for accounting and legal fees associated with being a public company for the next 12 months.

Liquidity and Capital Resources, page 23

8. We note your disclosure on page 24 that you hope to raise $50,000,000 in this offering with a minimum of $1,000,000. We also note that in your offering circular (page 4) you state that the minimum offering amount is $100,000. Please revise your disclosure to reconcile this discrepancy.

We have revised page 23 to read “$100,000.”

Tom Kluck

Securities Exchange Commission

June 28, 2017

Employees, page 25

9. We note your disclosure that you plan to utilize third parties to provide services in the near future. Please clarify whether amounts paid to the third parties will be paid by you or from fees paid to your manager.

Any expenses related to the offering will be charged to the Company. For example, any costs associated with raising capital such as escrow and technology fees will be borne by the Company. However, those costs associated with overall management of the Company and the management and acquisition of the properties shall be borne by the Manager except those capitalized expenses related to specific properties.

Policies with Respect to Certain Transactions, page 27

10. We note your disclosure that “financing will generally not exceed 80% of the value of the property.” However, on page 15 and elsewhere, you state that you will borrow as much as 85% of the value of your properties. Please revise as appropriate to address this discrepancy.

This has been revised to read “85%.”

11. Please revise your disclosure on page 27 to remove subclause (iv) or advise us why such revision is not necessary.

We have removed the clause.

Mission Statement, page 28

12. We note your disclosure that “Tulsa Real Estate Fund is a government regulated $50 million dollar fund.” We note that you are seeking to raise this amount but have not done so yet and it is unclear how it is a government regulated fund. Please remove this disclosure.

We have removed this disclosure.

Deal Example: Baltimore Black Wall Street, page 32

13. We note your disclosure regarding a potential acquisition. Please disclose whether you have an agreement in place for this acquisition and, if so, please disclose the principal terms of the agreement. To the extent you have entered into an agreement, please file it as an exhibit. Also disclose, as applicable, whether the acquisition price takes into account the amount of leverage you may incur. We may have further comment.

We have made the following adjustments:

Tom Kluck

Securities Exchange Commission

June 28, 2017

Deal Example: Baltimore Black Wall Street

The Company hopes to engage in the redevelopment of blighted areas within a city such as Baltimore. The Company currently has no such agreements with any city for a redevelopment plan and there is no guarantee that such an agreement will develop. The Company hopes that it will be able to enter into such a relationship based on management’s previous arrangements with certain metropolitan areas, of which there can be no guarantee. The Company hopes to enter into similar relationships and scenarios in multiple cities throughout the country. The Company simply plans to acquire single-family properties, renovate them and "force" the market value and establish its own controlled market value within a pre-determined development radius.

Potential Exit Strategy

Exit Strategy Option 1: Once properties are renovated, the Company may elect to sell properties at market value leveraging the homebuyer education programs of the Manager and its affiliates. There may be an opportunity to leverage federal first time or neighborhood home ownership grants, if such opportunities exist.

Exit Strategy 2 (preferred strategy): The Company may elect to rent or lease option properties it purchases and renovates. This is the Company’s preferred exit strategy.

Additional strategy: The Company intends to seek out city, state and federal grants that support homebuyer education, promote landlord benefits and opportunities such as cash flow, leveraging rental income to "live for free" and other homeowner incentives. We also intend to promote the use and leveraging of section 8 and government voucher programs as assets to bites looking to qualify for mortgages. Furthermore, to ensure success in our developments, we intend to offer creative buyer incentives such as fully furnished homes, sellers concessions, mortgage assistance and other buyer incentives. We also intend to market to young professionals for the opportunity to live in our properties..

The Manager and its affiliates have relationships with general contractors, supply companies and local carpenters and unions who have expressed interest in volunteering supplies and services to reduce construction. The Company does not currently have any agreements with such parties.

Milestones, page 33

14. Please update your disclosure in this section.

This has been updated to read:

We hope to reach the following milestones in the next 12 months:

•	July 2017 – Complete our Form 1-A qualification statement.
•	August 2017 – Begin fundraising.
•	Fall 2017 – Reach minimum raise requirement of $100,000; break escrow and search for properties to purchase.
•	Fall 2017 – Purchase first property.

Tom Kluck

Securities Exchange Commission

June 28, 2017

Acquisition will depend highly on our funds, the availability of those funds, availability of assets that meet or investment criteria and the size of the assets to be acquired.

Security Ownership of Certain Beneficial Owners and Management, page 39

15. Please include the required disclosure for the Class A Interests before and after the offering. See Item 403 of Regulation S-K.

We have made the following adjustments:

Title of Class	Name of Beneficial Owner	Percent Before Offering	Percent After Offering
Class B Interests	Tulsa Founders, LLC	100%	100%
Class A Interests	Tulsa Founders, LLC	0%	0%
	TOTAL	100%	100%

16. Please identify the natural persons with voting or dispositive control over the company´s securities. Please refer to Item 403 of Regulation S-K for guidance.

Jay Morrison, our Chief Executive Officer and Chief Financial Officer has dispositive control over the Class B Interests that are owned by our Manager, Tulsa Founders, LLC. No entity or Member currently owns any Class A Interests in the Company. Class A Interests are being sold through this Offering. Upon sale, the Class A Interests will maintain a 50% interest in the Company overall and Class B Interests will maintain a 50% interest in the Company overall.

Director, Executive Officers …, page 39

17. Please provide all of the disclosure required by Item 401of Regulation S-K. Please disclose each of the entities the individual has been associated with in at least the past five years, their position at the entity and the month and year when they began working at each entity and when they ceased working at each entity.

Tom Kluck

Securities Exchange Commission

June 28, 2017

Jay Morrison is Chief Executive Officer and Chief Financial Officer of Tulsa Real Estate Fund. Mr. Morrison is a successful real estate developer, celebrity realtor, author, TV personality, entrepreneur and social activist. For the past four years, Jay is thehas worked as the CEO and founder of the Jay Morrison Brand which is the parent company to Jay Morrison Real Estate Partners, a real estate consulting firm and the Jay Morrison Academy, an online real estate investor's school and mentorship program. Despite being a high school dropout, an at risk youth and three-time felon, Jay made a major life transformation for the better over a decade ago that not only made him a millionaire before the age of 30 but also propelled him into the national spotlight. He now uses his life experiences and personal story of triumph to empower and impact the lives of thousands of his Academy students, troubled youth, ex-offenders and real estate professionals throughout the world. From 2005 to 2008, Mr. Morrison worked managing mortgages at both Liberty State Finance and Keller Williams Realty while running his own independent investing and contracting company, “Mr. Real Estate LLC.” Mr. Morrison worked for Prominent Properties Sotheby's International Realty between 2008 and 2013.

Mershard J. Frierson is the Chief Operations Officer and Chief Technology Officer for Tulsa Real Estate Fund. He is a businessman with a background in real estate, financial services, and IT. Prior to co-founding the fund, he spent the majority of his career as a Senior Client Executive managing sales and operations at Oracle, Verizon, and Hewlett Packard.at a variety of companies. Since 2016, Mr. Frierson has served as Global Client Executive for Oracle. Between 2013 and February 2016, Mr. Frierson served in a similar capacity at Verizon. He also served as a Client Executive at Hewlett Packard Enterprise between June 2010 and April 2013. Mershard is a graduate of Fisk University where he earned a B.S. in Physics.

Johnetta G. Paye, Esq. is a graduate of John Marshall Law School. Paye is aPaye has worked as a transactional attorney and providesproviding legal services to commercial real estate agencies, developers, home buyers, landlords, residential real estate agencies, real estate brokers, realtors, sellers and tenants at J. Paye and Associate Attorneys at Law since 2009. Her client base consists of nationally recognized investors and Chicago-based real estate investor clients, Paye also represents international real estate investors. She is an attorney title agent for Chicago Title, Fidelity National Title, ATA National Title Group, Greater Illinois Title Company and Lakeland Title. In 2015, Paye released a four-part foreclosure video series, to help everyday homeowners become more educated on the foreclosure process. The video series provides easy-to-follow guides about the basics of a deed-in-lieu, a short sale and loan modifications. Paye is also Of Counsel at Zuber Lawler & Del Duca.

Tom Kluck

Securities Exchange Commission

June 28, 2017

Certain Relationships and Related Party Transactions, page 41

18. Please disclose the amount of the acquisition fee based on the maximum amount of proceeds raised or advise us why such amount cannot be determined.

We have adjusted this to read:

1.0% of the purchase price of the individual property. It is estimated that the Manager may receive as little as $850 and as much as $450,000 for these services.

Prior Performance Table, page 41

19. We note the reference to the attachment of the Project Alpha deal summary; however, we were unable to locate this disclosure. Please advise us whether you intend to include this information in the offering circular and if such disclosure is included, please provide such information as set forth in Industry Guide 5 and CF Disclosure Guidance Topic No. 6.

We have removed this section as it is not appropriate.

Sincerely,

/s/ Jillian Sidoti

Securities Counsel

cc: Jay Morrison (via email)

December 22, 2017

Re:	Tulsa Real Estate Fund, LLC
Amendment No. 1 of Offering Statement on Form 1-A Submitted July 7, 2017 CIK No. 0001704303

Dear Mr. Kluck:

In response to our conversation earlier this week, we have submitted an amended Offering Circular in compliance with Tender Offer Rules under Rule 14(E).

Please contact me at jillian@crowdfundinglawyers.net or 323-799-1342 with further inquiries or to notify that we have cleared comments and may request acceleration of qualification.

Thank you.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

November 9, 2017

Re:	Tulsa Real Estate Fund, LLC Amendment No. 1 of Offering Statement on Form 1-A Submitted July 7, 2017 CIK No. 0001704303

To whom it may concern:

Please see the answer to your comments below.

General

1. We note your response to comment 1 of our prior letter. In response to our comment, you state that the members of management have not conducted similar programs to the one contemplated by the offering circular. Please advise whether the members of your management have conducted any programs investing in real estate. To the extent your managers have conducted other programs investing in real estate, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

As stated to Tom Kluck via telephone, there were no previous programs conducted.

2. We note your response to comment 3 of our prior letter and your disclosure regarding your share redemption policy. Please note that we have referred this disclosure to the Office of Mergers & Acquisitions for further review.

Noted.

3. We note your revised disclosure on page 39 that in addition to the Class A Interests in the company being offered in the offering statement, the company has outstanding Class B Interests that will maintain a 50% interest in the company. Please include a Dilution section as required by Item 5 of Form S-11 and Item 506 of Regulation of S-K.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

1

The term “dilution” refers to the reduction (as a percentage of the aggregate Interests outstanding) that occurs for any given Interest when additional Interests are issued. If all of the Class A Interests in this offering are fully subscribed and sold, the Class A Interests offered herein will constitute approximately 50% of the total Interests of the Company. The Company anticipates that subsequent to this offering the Company may require additional capital and such capital may take the form of Interests or securities or debt convertible into stock. Such future fund raising will further dilute the percentage ownership of the Interests sold herein in the Company.

If you invest in our Class A Interests, your interest will be diluted immediately to the extent of the difference between the offering price per share of our Class A Interests and the pro forma net tangible book value per share of our Class A Interests after this offering. As of the date of this Offering, the net tangible book value of the Company was approximately ($0.00) since the Company has not generated any revenue to date. Based on the number of Class A Interests and Class B Interests issued and outstanding as of the date of this Offering Circular, that equates to a net tangible book value of approximately ($.000) per share of Class A Interests on a pro forma basis. Net tangible book value per share consists of Members’ equity adjusted for the retained earnings (deficit), divided by the total number of Interests outstanding. The pro forma net tangible book value, assuming full subscription in this Offering, would be $499.40 per Class A Interest.

Thus, if the Offering is fully subscribed, the net tangible book value per Interest of Class B Interests owned by our Manager will have immediately increased by approximately $24.97 without any additional investment on their part and the net tangible book value per Share for new investors in the Class A Interests will be immediately diluted to $24.97 per Interest. The following table illustrates this per Share dilution assuming 100% of the Class A Interests are sold. It assumes a net tangible value of $49,940,000 (numerator) and 2,000,000 issued (denominator):

Offering price per Share*	$50

Net Tangible Book Value per Interest before Offering (based on 5,000,000 Interests)	$(0.000)

Increase in Net Tangible Book Value per Interest Attributable to Interests Offered Hereby (based on 5,000,000 Interests)	$24.97

Net Tangible Book Value per Interest after Offering (based on 5,000,000 Interests)	$24.97

Dilution of Net Tangible Book Value per Interest to Purchasers in this Offering	$25.03

_______

*Before deduction of offering expenses

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

2

The following table illustrates this per Interest dilution assuming 75% of the Interests Offered are sold. It assumes a net tangible value of $37,440,000 (numerator) and total Interests of 1,500,000 (denominator):

Offering price per Interest*	$50

Net Tangible Book Value per Interest before Offering (based on 3,750,000 Interests)	$(0.000)

Increase in Net Tangible Book Value per Interest Attributable to Interests Offered Hereby (based on 3,750,000 Interests)	$24.96

Net Tangible Book Value per Interest after Offering (based on 3,750,000 Interests)	$24.96

Dilution of Net Tangible Book Value per Interest to Purchasers in this Offering	$25.04

________

*Before deduction of offering expenses

The following table illustrates this per Interest dilution assuming 50% of the Interests Offered are sold. It assumes a net tangible value of $24,940,000 (numerator) and total Interests of 1,000,000 (denominator):

Offering price per Interest*	$50

Net Tangible Book Value per Interest before Offering (based on 2,500,000Interests)	$0.000

Increase in Net Tangible Book Value per Interest Attributable to Interests Offered Hereby (based on 2,500,000 Interests)	$24.94

Net Tangible Book Value per Interest after Offering (based on 2,500,000 Interests)	$24.94

Dilution of Net Tangible Book Value per Interest to Purchasers in this Offering	$25.06

________

*Before deduction of offering expenses

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

3

The following table illustrates this per Interest dilution assuming 25% of the Interests Offered are sold. It assumes a net tangible value of $12,440,000 (numerator) and total Interests of 500,000 (denominator):

Offering price per Interest*	$50

Net Tangible Book Value per Interest before Offering (based on ,1250,000 Interests)	$(0.000)

Increase in Net Tangible Book Value per Interest Attributable to Interests Offered Hereby (based on 1,250,000 Interests)	$24.88

Net Tangible Book Value per Interest after Offering (based on 1,250,000 Interests)	$24.88

Dilution of Net Tangible Book Value per Interest to Purchasers in this Offering	$25.12

________

*Before deduction of offering expenses

The following table illustrates this per Interest dilution assuming 10% of the Interests Offered are sold. It assumes a net tangible value of $4,940,000 (numerator) and total Interests of 200,000 (denominator):

Offering price per Interest*	$50

Net Tangible Book Value per Interest before Offering (based on 500,000 Interests)	$(0.000)

Increase in Net Tangible Book Value per Interest Attributable to Interests Offered Hereby (based on 500,000 Interests)	$24.70

Net Tangible Book Value per Interest after Offering (based on 500,000 Interests)	$24.70

Dilution of Net Tangible Book Value per Interest to Purchasers in this Offering	$25.30

________

*Before deduction of offering expenses

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

4

Cover Page of Offering Statement

4. We note your response to comment 5 of our letter. In response to our comment, you revised your disclosure to state that investors may start funding their investment account with as little as $50, but it will not be accepted until they reach $500, and that they may redeem these amounts at any time prior to reaching $500. We also note that you state that management, in its discretion may accept subscriptions for a lesser amount. Please clarify whether an individual will be notified if the management determines to accept a lesser amount and whether they will have a chance to redeem their shares if management determines to accept a lesser amount.

We have struck the reference to taking less than $500. We will not be accepting subscriptions for less than the minimum.

5. We note your disclosure that you are offering 50,000 Class A Interests at $50 per Interest. Please reconcile this amount with your use of proceeds table.

We have amended to 1,000,000 Class A Interests.

6. Please disclose on the cover page the net proceeds you will receive in the offering on a per unit basis and for the total amount of the offering. Also, since this offering is a minimum/maximum offering, please show this information based on the total minimum and the total maximum amount of the offering. See Item 3(a) of Part I, of Form S-11 and Item 501(b)(3) of Regulation S-K.

We have added the following table.

Class A Interests (Unit)	Price to Investors	Sellers’ Commissions	Proceeds to the Company
Per Unit or Interest	$50	$0.00	$50
Minimum Dollar Amount	$100,000	$0.00	$100,000
Maximum Dollar Amount	$50,000,000	$0.00	$50,000,000

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

5

7. We note your disclosure on the cover page that funds raised in the offering will be deposited into a segregated account and that this will not be an escrow account. Please reconcile this disclosure with the statement on page 19 that all subscription funds will be deposited into the Company’s escrow account.

We have struck any reference to escrow account throughout.

Determination of Offering Price, page 19

8. We note your disclosure in this section and in the section Offering Price Factors on page 39 that the price per Interests value will be the $50 per Interests for a total of $50 million. Please revise to explain this statement in light of the outstanding Class B Interests or advise us why such revision is not necessary.

We have struck these two sentences.

Use of proceeds, page 20

9. We note your revised disclosure in footnote 1 to the Use of Proceeds table in response to prior comment 6. The updated footnote is not consistent with your disclosure on page 22 where you state that you will pay the offering expenses of $60,000 regardless of the amount of Class A Interests you sell. Please revise your disclosure to address this discrepancy.

We updated the sentence on page 22 to read as follows:

The Manager will pay the offering expenses of $60,000 regardless of the amount of Class A Interests we sell and will only be reimbursed if the Company raises a minimum of $250,000.

Milestones, page 33

10. We note your response to comment 14 of our letter. Please update your disclosure in this section as appropriate.

We have amended to read as follows:

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

6

We hope to reach the following milestones in the next 12 months:

☐	November 2017 - Complete our Form 1-A qualification statement.
☐	December 2017 - Begin fundraising.
☐	Winter 2018 - Reach minimum raise requirement of $100,000; break escrow and search for properties to purchase.
☐	Winter 2018 - Purchase first property.

Summary of Operating Agreement, page 35

11. Please clearly disclose how the rights of holders of the Class A Interests are limited or qualified by the rights of the holders of the Class B Interests. See Item 202(a)(4) of Regulation S-K.

Please reference the redline Offering Circular. We have made adjustments to this section to read as follows:

Voting Rights of the Members

The Members will have no right to participate in the management of the Company and will have limited voting rights. Members shall have the right to vote only on the following matters:

Admission of Additional Members: Upon the Company obtaining Capital Contributions of $50,000,000.00, the Manager shall not admit any person as a Member, other than as a substituted Member, without the consent of the Manager and the Members holding all of the Interests.

Removal for Cause: The Members, by an affirmative vote of more than 75% of the Class Interests entitled to vote, shall have the right to remove the Manager at any time solely “for cause.” For purposes of the Operating Agreement, removal of the Manager “for cause” shall mean removal due to the:

(i) conviction or civil judgment for gross negligence or fraud of the Manager,

(ii) conviction or civil judgment for willful misconduct or willful breach of this Operating Agreement by the Manager,

(iii) bankruptcy or insolvency of the Manager, or

(iv) a conviction of a financial or corporate felony by Mershard J. Frierson or Jay Morrison.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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If the Manager or an Affiliate owns any Class A Interests, the Manager or the Affiliate, as the case may be, shall not participate in any vote to remove the Manager.

Vacancy of Manager: Any vacancy caused by the removal of any Manager shall be filled by the affirmative vote of the Members holding a majority of the Class A Interests at a special meeting called for that purpose.

Dissolution of the Company: The Members holding 75% of the Class A Interests can vote to dissolve the Company. However, the Company can be dissolved as a result of other actions that do not require the vote of the Members, as set forth in the Operating Agreement.

Change To Member Distribution Structure: Any proposed change to the Member distribution structure will require approval by Members holding 100% of the Company. A non-response by a Member shall be deemed a vote that is consistent with the Manager’s recommendation with respect to any proposal.

Amendment of Operating Agreement: The Operating Agreement may be amended or modified from time to time only by a written instrument adopted by the Manager and executed and agreed to by the Members holding a majority of the Class A Interests; provided, however, that: (i) an amendment or modification reducing a Member’s allocations or share of distributions (other than to reflect changes otherwise provided by the Operating Agreement) is effective only with that Member’s consent; (ii) an amendment or modification reducing the required allocations or share of distributions or other measure for any consent or vote in the Operating Agreement is effective only with the consent or vote specified in the Operating Agreement prior to such amendment or modification; and (iii) an amendment that would modify the limited liability of a Member is effective only with that Member’s consent. The Operating Agreement may be amended by the Managers without the consent of the Members: (i) to correct any errors or omissions, to cure any ambiguity or to cure any provision that may be inconsistent with any other provision hereof or with any subscription document; or (ii) to delete, add or modify any provision required to be so deleted, added or modified by the staff of the Securities Exchange Commission or similar official, when the deletion, addition or modification is for the benefit or protection of any of the Manager and/or Members.

The Class A Interests are not limited or qualified by the rights of the holders of the Class B Interests on those matters in which the Class A Members have a right to vote.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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12. We note your reference to a three-time felon in the description of the business experience of Jay Morrison. Please advise us of the dates of these convictions and whether they were within 10 years of the filing date of the offering statement. See Rule 262 of Regulation A.

They are not within 10 years of this filing.

The conviction dates were:

October 20, 2000 – Somerset, NJ

November 27, 2000

December 13, 2000 – Baltimore, Maryland

Certain Relationships and Related Party Transactions, page 41

13. We note your disclosure that you have issued 100% of the Class B Interests to your Manager. Please include the disclosure required by Item 404(a) of Regulation S-K.

We added the following information:

The Manager is controlled by Jay Morrison. Jay Morrison is the manager of the Manager. The approximate value of the Class B Interests at the time of this Offering is approximately $1,000. Johnetta Paye and Mershard Frierson hold minority interests in the Manager.

Please contact me at jillian@crowdfundinglawyers.net or 323-799-1342 with further inquiries or to notify that we have cleared comments and may request acceleration of qualification.

Thank you.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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December 18, 2017

Re:	Tulsa Real Estate Fund, LLC
Amendment No. 1 of Offering Statement on Form 1-A Submitted July 7, 2017 CIK No. 0001704303

To whom it may concern:

Please see the answer to your comments below.

Cover Page of Offering Statement

1. We note your response to comment 4 of our letter. We note that your disclosure continues to indicates that your management may, in its discretion, accept subscriptions for a lesser amount than $500 and that investors may start funding their investment account with as little as $50, but it will not be accepted until they reach $500. Please clarify whether an individual will be notified if the management determines to accept a lesser amount and whether they will have a chance to redeem their shares if management determines to accept a lesser amount.

This has been amended to remove such a reference. The Company will not accept investments for less than $500.

Dilution, page 16

2. We note from your disclosure on page 17 that pro forma net tangible book value, assuming full subscription in this Offering, would be $499.40 per Class A Interest. Please provide us with your calculation of the pro forma net tangible book value per Class A Interest, assuming full subscription.

A dilution table, in the case of the Company, is not appropriate and has been removed. Although the Class B Interests maintain a 50% interest in the Company, that interest is in the distributions and increase in value only, and not the over all assets of the Company. For example, and per the Operating Agreement, a Capital Account is established for each Class A Member. The Class A Member maintains that Capital Account balance through the profits and losses. Those profits that are not distributed would increase the Capital Account balance of a Class Member, while losses would decrease. The ownership of Class B Interests have no affect on the Capital Account Balance of a Class A Member. Please further note that there is no market value for the Class A Interests and it is unlikely one would ever develop.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Please contact me if you have further questions regarding this.

3. Please reconcile the number of Interests issued prior to each dilution table to the number of Interests disclosed in each dilution table assuming the different percentages of Class A Interests sold. Additionally, clarify why these interests are different than those disclosed in the use of proceeds table.

Please see our answer to #2 above.

Milestones, page 33

4. We note your response to comment 10 of our letter. Please update your disclosure in this section as appropriate.

We have amended as follows:

We hope to reach the following milestones in the next 12 months:

•	January 2018 - Complete our Form 1-A qualification statement.

•	February 2018 - Begin fundraising.

•	March 2018 - Reach minimum raise requirement of $100,000; break escrow and search for properties to purchase.

•	April 2018 - Purchase first property.

5. Please have your auditors amend their consent to acknowledge the reference to them under the caption “Experts.”

Per the request of our auditor, we have removed any reference to CrowdfundCPA as an expert under the caption “Experts.”

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Exhibits 11

Certain Relationships and Related Party Transactions, page 41

6. We note your response to comment 13 of our letter. We were not able to locate the disclosure regarding Mr. Paye’s and Mr. Frierson’s interests in the manager. Further, please clarify the relationship of Mr. Mershard Frierson to the company and revise your disclosure on page 39 as appropriate. We note that he will be participating in the sale of your securities based on your disclosure on page 19. Please advise how his participation complies with Rule 3a4-1 of the Exchange Act.

Mr. Frierson is no longer associated with the Manager or Tulsa Real Estate Fund. Ms. Paye has a three percent (3%) interest in the Manager.

Please contact me at jillian@crowdfundinglawyers.net or 323-799-1342 with further inquiries or to notify that we have cleared comments and may request acceleration of qualification.

Thank you.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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December 22, 2017

Re:	Tulsa Real Estate Fund, LLC
Amendment No. 1 of Offering Statement on Form 1-A Submitted July 7, 2017 CIK No. 0001704303

Dear Mr. Kluck:

In response to our conversation earlier this week, we have submitted an amended Offering Circular in compliance with Tender Offer Rules under Rule 14(E).

Please contact me at jillian@crowdfundinglawyers.net or 323-799-1342 with further inquiries or to notify that we have cleared comments and may request acceleration of qualification.

Thank you.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563